UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
     For Period Ended: September 30, 2005
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
     For the Transition Period Ended: ____________________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
LCC International, Inc.

Full Name of Registrant

Former Name if Applicable
7925 Jones Branch Drive

Address of Principal Executive Office (Street and Number)
McLean, VA 22102

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On August 4, 2005, the Audit Committee of the registrant’s Board of Directors concluded, in consultation with and upon the recommendation of management, that the registrant’s financial statements in its quarterly reports on Form 10-Q for the quarters ended September 30, 2004 and March 31, 2005 and its annual report on Form 10-K for the year ended December 31, 2004 should be restated. The restatements are necessary due primarily to certain miscalculations of revenue earned from a large fixed-fee contract with one U.S. customer accounted for under the percentage of completion method. The miscalculations were identified by the registrant during its review of its second quarter 2005 results. In addition, in the process of preparing the restatements, the registrant has determined that an error in accounting in 2004 for a related contract with a customer involved with the same project covered by the aforementioned fixed-fee contract had occurred because of a misinterpretation of the contract language.
The registrant anticipated that it would complete the restatements and file its amended quarterly reports on Form 10-Q/A for the quarters ended September 30, 2004 and March 31, 2005 and its amended annual report on Form 10-K/A for the year ended December 31, 2004 (the “Amended Filings”) and its quarterly report on Form 10-Q for the second quarter of 2005 (the “Second Quarter 2005 Quarterly Report”) by the end of October 2005. The registrant subsequently determined, for reasons described in the registrant’s Current Report of Form 8-K filed on October 31, 2005, that it would not be able to complete and file the Amended Filings and the Second Quarter 2005 Quarterly Report by October 31, 2005; the registrant anticipates that it will be able to do so between November 10 and November 23, 2005. Due to the fact that the restatements must be done in sequence in order to derive the correct opening and closing balances for each period, the delay in completion of the Amended Filings and the Second Quarter 2005 Quarterly Report has prevented the registrant from closing the books for the third quarter of 2005 and completing its quarterly report on Form 10-Q for the third quarter of 2005. The registrant anticipates that it will file this report no later than November 23, 2005.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Charles R. Waldron	703	873-2000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

The registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As explained in Item III above, until the Amended Filings and the Second Quarter 2005 Quarterly Filing are completed, the registrant will be unable to close its books for the third quarter of 2005. Consequently, the registrant is not prepared at this time to release information regarding its results for such quarter.

LCC International, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2005	By	/s/ Charles R. Waldron

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).